Thursday, February 7, 2008

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

Securities and Exchange Commission

450 Fifth Street, N.W., Mail Stop 6010

Washington, D.C. 20549

RE:	Brooke Corporation; Form 10-K for the Fiscal Year Ended December 31, 2006; File No. 001-31698

Dear Mr. Rosenberg:

I am writing on behalf of Brooke Corporation (the “Company”) in follow-up to a telephone call with members of your staff which occurred on Tuesday, January 22, 2008 (the “Telephone Conference”). The Telephone Conference followed two letters from you, dated September 20, 2007 and November 14, 2007, and letters sent by the Company in response, dated October 3, 2007 and November 29, 2007, respectively. The Telephone Conference and these letters all concern the Annual Report on Form 10-K filed by the Company for its fiscal year ended December 31, 2006 (the “10-K”).

Of the comments received from your staff, as reflected in these letters and in the Telephone Conference, only one comment remains unresolved and is addressed below. The Company’s response below is preceded by a by a recitation of the staff’s comment from your letter dated November 14, 2007, which is set forth in bold lettering.

Item 8.	Financial Statements and Supplementary Data, page 74

Consolidated Statement of Cash Flows, page 79

1)	We acknowledge your response to our prior comment number two. Please tell us why the amounts are classified as operating activities within the statement of cash flows.

Response:	The Company will modify the cash flow statement in the 10-K to reclassify the debt principal payments on seller notes payable to the operating section of the cash flow statement. Footnote No. 15 (Supplemental Cash Flow) will be updated to list the debt principal payments. The Liquidity and Capital section of the MD&A will also be updated to reflect these changes. These changes are shown in the documents included with this letter.

BROOKE CORPORATION

210 West State Street, Phillipsburg, Kansas 67661 / Phone +1 (785) 543-3199 x116 / Fax +1 (785) 543-3098

www.brookecorp.com

Mr. Jim B. Rosenberg
Thursday, February 7, 2008

We trust that the foregoing is responsive to your comments. If you have any questions regarding the foregoing or require further information, please contact the undersigned at (785) 543-3199 (x116) or our senior counsel, Carl Baranowski, at (913) 266-4536.

Sincerely,

/s/ Leland G. Orr
Leland G. Orr
Chief Financial Officer
Brooke Corporation

cc:	Tabatha Akins, Staff Accountant, Securities and Exchange Commission Joel Parker, Accounting Branch Chief, Securities and Exchange Commission P. Mitchell Woolery, Esq., Kutak Rock LLP

BROOKE CORPORATION

210 West State Street, Phillipsburg, Kansas 67661 / Phone +1 (785) 543-3199 x116 / Fax +1 (785) 543-3098

www.brookecorp.com

Brooke Corporation

Consolidated Statements of Cash Flows

YEARS ENDED DECEMBER 31, 2006, 2005 AND 2004

(in thousands)

	Restated 2006	Restated 2005	Restated 2004
Cash flows from operating activities:
Net income	$10,742	$9,705	$6,694
Adjustments to reconcile net income to net cash flows from operating activities:
Depreciation	1,207	820	629
Amortization	1,204	1,612	1,875
Gain on sale of businesses	(3,059)	(3,091)	(5,261)
Deferred income tax expense	(634)	1,306	292
Gain on sale of notes receivable	(7,423)	(7,435)	(2,475)
Purchase of business inventory provided by sellers	(3,990)	2,792	3,778
(Increase) decrease in assets:
Accounts and notes receivable	(130,727)	(3,803)	(35,955)
Other receivables	785	(1,218)	459
Prepaid expenses and other assets	(474)	(474)	88
Business inventory	2,725	(4,036)	(655)
Increase (decrease) in liabilities:
Accounts and expenses payable	5,298	195	2,107
Other liabilities	23,459	6,395	2,174

Net cash provided by (used in) operating activities	(100,887)	2,768	(26,250)

Cash flows from investing activities:
Cash payments for securities	(13,312)	(21,778)	(4,882)
Cash payments for property and equipment	(9,138)	(541)	(1,634)
Purchase of subsidiary and business assets	(2,552)	(1,515)	(8,215)
Sale of subsidiary and business assets	—	3,949	12,977

Net cash used in investing activities	(25,002)	(19,885)	(1,754)

Cash flows from financing activities:
Dividends paid	(9,005)	(6,733)	(5,347)
Cash proceeds from preferred stock issuance	13,871	—	—
Cash proceeds from common stock issuance	322	31,172	74
Loan proceeds on debt	188,503	88,281	43,877
Payments on bond maturities	(80)	(6,724)	(775)
Payments on short-term borrowing	13,766	(1,384)	(1,176)
Payments on long-term debt	(72,606)	(94,935)	(2,629)

Net cash provided by financing activities	134,771	9,677	34,024

Net increase (decrease) in cash and cash equivalents	8,882	(7,440)	6,020
Cash and cash equivalents, beginning of period	12,321	19,761	13,741

Cash and cash equivalents, end of period	$21,203	$12,321	$19,761

See accompanying summary of accounting policies and notes to financial statements.

15.	Supplemental Cash Flow Disclosures

	2006	2005	2004
Supplemental disclosures: (in thousands)
Cash paid for interest	$9,054	$4,439	$2,586

Cash paid for income tax	$315	$4,624	$2,857

Business inventory decreased from December 31, 2005 to December 31, 2006. During the years ended December 31, 2006, 2005 and 2004, the statements of cash flows reflect the net of purchase of businesses into inventory provided by sellers totaling $(3,990,000), $2,792,000 and $3,778,000, respectively, the write down to realizable value of inventory of $975,000, $0 and $130,000, respectively, and the change in inventory of $2,725,000, $(4,036,000) and $(655,000), respectively.

(in thousands)	December 31, 2006	December 31, 2005	December 31, 2004
Purchase of business inventory	$(25,254)	$(27,536)	$(18,996)
Debt payments to sellers of business Inventory	(16,211)	(11,526)	(7,962)
Sale of business inventory	39,225	37,818	29,951

Net cash provided from sale of business inventory	(2,240)	(1,244)	2,993
Cash provided by sellers of business inventory	3,990	(2,792)	(3,778)
Write down to realizable value of inventory	975	—	130

(Increase) decrease in inventory on balance sheet	$2,725	$(4,036)	$(655)

Liquidity and Capital Resources

Our cash and cash equivalents were $21,203,000, $12,321,000 and $19,761,000 as of December 31, 2006, 2005 and 2004, respectively. Our current ratios (current assets to current liabilities) were 1.45, 2.08 and 1.49, respectively, at December 31, 2006, 2005 and 2004, respectively. Current assets exceeded current liabilities by substantially more in 2006 than in 2005; however, the corresponding current ratio decreased because the amounts of total current assets and total current liabilities increased.

Our cash and cash equivalents increased a total of $8,882,000 from December 31, 2005 to December 31, 2006. During 2006, net cash of $100,887,000 was used in operating activities, which resulted primarily from a $119,975,000 increase in notes receivables retained by our finance subsidiary prior to loan sale or securitization. Net cash of $25,002,000 was used in investing activities, which resulted primarily from a $13,312,000 purchase in July 2006 of subordinate investment interests in securitized loans pools. Net cash of $134,771,000 was provided by financing activities, which resulted primarily from an issuance of long term-debt which generated net proceeds of $115,897,000 and an issuance of preferred stock which generated net proceeds of $13,871,000.

Our cash and cash equivalents decreased a total of $7,440,000 from December 31, 2004 to December 31, 2005. During 2005, net cash of $2,768,000 was provided by operating activities. A cash inflow of $2,792,000 resulted from net deferred payments to sellers for business inventory while cash of $4,036,000 was used to fund an increase in inventory. Net cash of $6,395,000 was also provided by an increase in other liabilities. Net cash of $19,885,000 was used in investing activities primarily as the result of a cash outflow in the amount of $21,778,000 for the purpose of acquiring subordinate investment interests in securitized loan pools. Net cash of $9,677,000 was provided by financing activities primarily as the result of a cash outflow of $6,654,000 for net payments on long term debt. Offering proceeds of $12,186,000 were used to pay long-term debt and offering proceeds of $4,315,000 were used to repay bonds.